

2Q'04 Conference Call
11:00 AM ET, Today, 8/6/2004
Dial **800-547-9328** for Q&A
(International for Q&A 212-676-4917)

Webcast: Via Web site, homeproperties.com, in the "Investors" section under "Financial Information"

Question & Answer: You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Breakdown of "Other Income"
6. Summary of Recent Acquisitions
7. Summary of Recent Sales
8. Breakdown of Owned Units by Market
9. Debt Summary Schedule
10. Net Asset Value Calculation
11. Capital Expenditure and Adjusted NOI Summary
12. 2004 Earnings Guidance
13. Reconciliation of FIN 46 Consolidation – Balance Sheet
14. Reconciliation of FIN 46 Consolidation – Income Statement QTD June 30, 2004
15. Reconciliation of FIN 46 Consolidation – Income Statement YTD June 30, 2004

Audio Replay: 800-633-8284 (International for audio replay 402-977-9140)

Audio Replay Passcode: 21164172

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

			HOME PROPERTIES OWNED COMMUNITIES RESULTS						
		SECOND QUARTER 2004			Q2 '04 versus Q2 '03				
					% Growth				
# of Apts.	Date Acqu.	Q2 '04 Rent/Mo.	Q2 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q2 '04 % NOI w/ G&A	% #Units
Baltimore Region									
Bonnie Ridge	966	7/1/1999	$ 986	93.1%	90.6%	0.7%	3.4%	7.3%	
Brittany Place	591	8/22/2002	$ 1,025	94.7%	96.7%	6.1%	3.9%	-0.3%	
Canterbury Apartments	618	7/16/1999	$ 794	93.9%	93.8%	4.1%	4.2%	7.1%	
Country Village	344	4/30/1998	$ 769	92.7%	92.4%	3.1%	3.4%	0.2%	
Falcon Crest	396	7/16/1999	$ 852	93.9%	94.9%	5.5%	4.5%	0.3%	
Fenland Field	234	8/1/2001	$ 995	94.1%	91.4%	4.2%	7.3%	5.2%	
Gateway Village	132	7/16/1999	$ 1,102	92.1%	92.2%	5.3%	5.3%	7.1%	
Mill Towne Village Apts	384	5/31/2001	$ 752	93.8%	85.9%	2.9%	12.4%	21.8%	
Morningside Heights	1,050	4/30/1998	$ 773	94.5%	89.1%	2.5%	8.6%	21.4%	
Owings Run	504	7/16/1999	$ 952	93.5%	86.4%	-2.5%	5.5%	6.7%	
Selford Townhomes	102	7/16/1999	$ 1,129	92.7%	93.2%	6.7%	6.1%	7.6%	
Shakespeare Park	82	7/16/1999	$ 689	99.2%	100.0%	12.9%	12.0%	15.7%	
Timbercroft Townhomes	284	7/16/1999	$ 727	99.5%	99.3%	6.0%	6.1%	7.3%	
Village Square Townhomes	370	7/16/1999	$ 980	96.2%	95.6%	6.7%	7.3%	11.4%	
Woodholme Manor	176	3/31/2001	$ 697	92.5%	92.9%	6.9%	6.4%	11.3%	
Total Baltimore Region	6,233		$ 878	94.2%	91.9%	3.3%	5.8%	8.6%	15.5%	14.8%
Boston Region:									
Gardencrest	696	6/28/2002	$ 1,284	92.8%	93.6%	10.5%	9.6%	13.2%	
Stone Ends	280	2/12/2003	$ 1,175	94.4%	91.7%	0.0%	2.9%	10.5%	
The Village at Marshfield	276	3/17/2004	$ 1,076	91.1%	n/a	n/a	n/a	n/a	
Total Boston Region	1,252		$ 1,214	92.8%	93.0%	7.5%	7.7%	12.4%	4.1%	3.0%
Buffalo, NY Region:									
Emerson Square	96	10/15/1997	$ 659	95.6%	96.2%	2.5%	1.8%	-3.5%	
Idylwood	720	1/1/1995	$ 661	94.5%	90.8%	2.4%	6.5%	7.9%	
Paradise Lane	324	10/15/1997	$ 685	92.9%	89.0%	0.2%	4.6%	4.3%	
Raintree Island	504	8/4/1994	$ 714	93.7%	87.3%	1.2%	8.6%	8.2%	
Total Buffalo Region	1,644		$ 682	94.0%	89.6%	1.5%	6.5%	6.4%	2.3%	3.9%
Connecticut Region									
Apple Hill	498	3/27/1998	$ 1,032	94.3%	93.0%	0.6%	1.9%	-8.2%	
Total Connecticut Region	498		$ 1,032	94.3%	93.0%	0.6%	1.9%	-8.2%	1.3%	1.2%
Delaware Region									
Home Properties of Newark	432	7/16/1999	$ 776	94.0%	92.2%	7.0%	9.0%	14.2%	
Total Delaware Region	432		$ 776	94.0%	92.2%	7.0%	9.0%	14.2%	0.9%	1.0%
Detroit, Michigan Region									
Canterbury Square	336	10/29/1997	$ 757	96.4%	91.5%	0.9%	6.4%	31.6%	
Carriage Hill - MI	168	9/29/1998	$ 775	95.8%	92.5%	-0.9%	2.6%	2.6%	
Carriage Park	256	9/29/1998	$ 734	95.2%	93.8%	0.0%	1.5%	6.8%	
Charter Square	492	10/29/1997	$ 848	92.4%	92.8%	-0.3%	-0.7%	-3.8%	
Cherry Hill Club	165	7/7/1998	$ 646	84.1%	94.4%	-1.9%	-12.6%	-36.0%	
Cherry Hill Village	224	9/29/1998	$ 703	97.3%	92.0%	-0.6%	5.1%	24.7%	
Deerfield Woods	144	3/22/2000	$ 815	91.3%	92.5%	0.6%	-0.7%	5.7%	
Fordham Green	146	10/29/1997	$ 884	90.3%	94.6%	1.0%	-3.5%	-7.1%	
Golfview Manor	44	10/29/1997	$ 609	90.5%	84.7%	3.6%	10.6%	2.6%	
Greentrees	288	10/29/1997	$ 650	88.2%	83.7%	-2.1%	3.1%	16.5%	
Hampton Court	182	9/30/2000	$ 671	88.3%	88.2%	-4.0%	-3.9%	-2.3%	
Kingsley	328	10/29/1997	$ 667	94.4%	89.9%	-3.6%	1.3%	3.2%	
Macomb Manor	217	3/22/2000	$ 698	94.5%	94.2%	1.8%	2.1%	-3.5%	
Oak Park Manor	298	10/29/1997	$ 842	87.7%	86.5%	1.0%	2.4%	13.4%	
Parkview Gardens	484	10/29/1997	$ 642	87.4%	85.1%	-1.0%	1.6%	23.0%	
Scotsdale	376	11/26/1997	$ 676	91.7%	92.5%	-3.4%	-4.2%	-7.8%	
Southpointe Square	224	10/29/1997	$ 643	94.0%	86.3%	0.2%	9.1%	31.5%	
Springwells Park	303	4/8/1999	$ 968	92.7%	87.4%	-1.4%	4.6%	16.3%	
Stephenson House	128	10/29/1997	$ 668	97.2%	88.4%	-1.5%	8.3%	46.5%	
The Lakes	434	11/5/1999	$ 863	90.2%	87.7%	-4.1%	-1.4%	12.9%	
Woodland Gardens	337	10/29/1997	$ 726	95.7%	89.7%	-1.4%	5.2%	7.9%	
Total Detroit Region	5,574		$ 747	92.1%	89.8%	-1.2%	1.4%	8.1%	9.4%	13.3%
Hudson Valley Region									
Carriage Hill	140	7/17/1996	$ 1,203	93.2%	93.4%	6.1%	5.9%	4.1%	
Cornwall Park	75	7/17/1996	$ 1,588	88.8%	88.8%	-2.2%	-2.1%	-5.4%	
Lakeshore Villas	152	7/17/1996	$ 998	94.1%	95.3%	4.2%	3.0%	14.5%	
Patricia	100	7/7/1998	$ 1,283	90.6%	93.5%	6.4%	3.2%	2.4%	
Sherwood Consolidation	224	10/11/2002	$ 974	97.4%	97.7%	13.5%	13.3%	8.0%	
Sunset Gardens	217	7/17/1996	$ 873	95.4%	96.8%	5.6%	4.1%	9.0%	
Total Hudson Valley Region	908		$ 1,074	93.9%	94.6%	6.2%	5.3%	5.8%	2.3%	2.2%

	# of Apts.	Date Acqu.	Q2 '04 Rent/Mo.	Q2 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q2 '04 % NOI w/ G&A	% #Units
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		SECOND QUARTER 2004				**Q2 '04 versus Q2 '03**				
						% Growth				
Illinois Region										
Blackhawk	371	10/20/2000	$ 851	85.7%	91.4%	1.0%	-5.3%	-25.6%		
Courtyards Village	224	8/29/2001	$ 753	94.6%	94.2%	-3.6%	-3.2%	-1.3%		
Cypress Place	192	12/27/2000	$ 881	96.3%	93.7%	-0.5%	2.2%	7.1%		
The Colony	783	9/1/1999	$ 829	91.8%	92.1%	-0.3%	-0.6%	-22.9%		
The New Colonies	672	6/23/1998	$ 713	93.7%	88.6%	0.8%	6.6%	8.5%		
Total Illinois Region	2,242		$ 795	91.9%	91.4%	-0.1%	0.4%	-11.3%	3.7%	5.3%
Indiana Region										
Maple Lane	396	7/9/1999	$ 655	88.6%	87.7%	-2.5%	-1.5%	15.6%		
Total Indiana Region	396		$ 655	88.6%	87.7%	-2.5%	-1.5%	15.6%	0.6%	0.9%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,106	96.5%	93.9%	4.2%	7.0%	4.5%		
Cambridge Village	82	3/1/2002	$ 1,341	97.7%	98.2%	9.3%	8.8%	4.8%		
Coventry Village	94	7/31/1998	$ 1,289	95.6%	97.8%	5.5%	3.1%	-5.9%		
Devonshire Hills	297	7/16/2001	$ 1,659	96.9%	94.8%	-2.2%	-0.1%	-5.7%		
East Winds	96	11/1/2000	$ 1,090	92.6%	94.2%	4.7%	3.0%	2.1%		
Hawthorne Consolidation	434	4/4/2002	$ 1,260	96.4%	94.1%	5.6%	8.1%	6.9%		
Heritage Square	80	4/4/2002	$ 1,308	95.8%	99.5%	7.8%	3.8%	-1.0%		
Holiday/Muncy Consolidation	143	5/31/2002	$ 914	100.6%	98.8%	1.2%	3.0%	-1.8%		
Lake Grove Apartments	368	2/3/1997	$ 1,337	91.2%	96.2%	3.6%	-1.8%	-1.4%		
Maple Tree	84	11/1/2000	$ 1,117	93.3%	96.7%	3.0%	-0.6%	-11.9%		
Mid- Island Estates	232	7/1/1997	$ 1,156	96.2%	98.2%	6.7%	4.5%	11.2%		
Rider Terrace	24	11/1/2000	$ 1,151	98.8%	95.7%	6.7%	10.2%	15.3%		
South Bay Manor	61	9/11/2000	$ 1,466	98.0%	95.5%	7.9%	10.7%	17.5%		
Southern Meadows	452	6/29/2001	$ 1,313	95.2%	96.9%	2.7%	0.9%	-2.7%		
Stratford Greens	359	3/1/2002	$ 1,340	92.8%	93.0%	3.3%	3.0%	0.0%		
Terry Apartments	65	11/1/2000	$ 1,094	94.5%	95.5%	4.7%	3.7%	5.9%		
Westwood Village Apts	242	3/1/2002	$ 1,947	95.0%	97.2%	9.5%	7.0%	-2.8%		
Woodmont Village Apts	96	3/1/2002	$ 1,198	94.0%	92.5%	6.8%	8.6%	14.5%		
Yorkshire Village Apts	40	3/1/2002	$ 1,376	99.2%	100.0%	6.4%	5.5%	45.6%		
Total Long Island Region	3,409		$ 1,333	95.2%	95.8%	4.2%	3.5%	0.7%	12.4%	8.1%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 695	97.5%	97.9%	4.8%	4.4%	13.3%		
Redbank Village	500	7/7/1998	$ 762	94.2%	96.0%	3.4%	1.5%	-1.5%		
Total Maine Region	595		$ 751	94.7%	96.3%	3.6%	1.9%	0.5%	1.2%	1.4%
New Jersey Region										
Chatham Hill Apartments	308	1/30/2004	$ 1,413	78.0%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,331	90.3%	97.0%	6.3%	-1.1%	-10.9%		
Fairmount Apartments	54	1/30/2004	$ 759	96.6%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 878	99.1%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,132	96.2%	96.9%	7.7%	7.0%	4.0%		
Northwood Apartments	134	1/30/2004	$ 1,104	92.1%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,613	97.7%	94.4%	3.8%	7.4%	5.9%		
Pleasant View	1,142	7/7/1998	$ 991	95.4%	93.8%	2.9%	4.6%	-0.6%		
Pleasure Bay	270	7/7/1998	$ 919	96.6%	97.5%	9.7%	8.8%	6.8%		
Royal Gardens Apartments	550	5/28/1997	$ 1,032	94.0%	97.9%	3.1%	-0.9%	-3.5%		
Wayne Village	275	7/7/1998	$ 1,136	95.6%	93.3%	5.5%	8.1%	7.1%		
Windsor Realty	67	7/7/1998	$ 1,025	97.3%	96.0%	3.5%	4.8%	4.4%		
Total New Jersey Region	3,054		$ 1,072	92.9%	95.2%	4.2%	4.3%	0.7%	8.1%	7.3%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 789	96.1%	96.0%	6.4%	6.5%	4.7%		
Castle Club	158	3/15/2000	$ 862	94.1%	97.9%	6.4%	2.2%	-2.2%		
Cedar Glen	110	3/3/1998	$ 659	89.1%	92.9%	8.5%	4.2%	-1.8%		
Chesterfield	247	9/23/1997	$ 857	96.3%	96.2%	4.7%	4.9%	-0.8%		
Curren Terrace	318	9/23/1997	$ 891	91.4%	90.0%	2.4%	3.9%	1.3%		
Executive House	100	9/23/1997	$ 900	92.9%	91.3%	2.7%	4.5%	3.5%		
Glen Brook	177	7/28/1999	$ 743	94.2%	96.7%	5.3%	2.4%	-19.6%		
Glen Manor	174	9/23/1997	$ 753	94.0%	92.4%	4.3%	6.2%	-2.4%		
Golf Club	399	3/15/2000	$ 1,004	90.6%	92.5%	4.9%	2.8%	-0.2%		
Hill Brook Place	274	7/28/1999	$ 816	98.4%	97.1%	3.3%	4.8%	-1.9%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,032	96.4%	93.4%	2.9%	6.2%	4.0%		
Home Properties of Devon	629	3/15/2000	$ 1,085	88.5%	92.1%	2.9%	-1.1%	-1.7%		
New Orleans Consolidation	442	7/28/1999	$ 783	93.2%	95.0%	3.0%	1.1%	-0.4%		
Racquet Club	467	7/7/1998	$ 956	95.6%	97.1%	4.8%	3.2%	-5.9%		
Racquet Club South	103	5/27/1999	$ 836	93.1%	95.4%	5.6%	2.9%	-5.6%		
Ridley Brook	244	7/28/1999	$ 810	97.3%	96.8%	5.3%	5.8%	2.0%		
Sherry Lake	298	7/23/1998	$ 1,089	96.6%	94.6%	3.5%	5.7%	10.4%		
The Landings	384	11/25/1996	$ 975	96.0%	96.9%	4.4%	3.4%	8.6%		
Trexler Park	249	3/15/2000	$ 1,053	90.3%	90.2%	6.6%	6.6%	2.0%		
Valley View	177	9/23/1997	$ 771	88.5%	90.1%	-0.3%	-2.1%	-10.8%		
Village Square	128	9/23/1997	$ 893	92.8%	93.3%	5.6%	5.0%	-5.9%		
William Henry	363	3/15/2000	$ 1,057	92.7%	89.1%	1.9%	6.0%	5.0%		
Total Philadelphia Region	5,917		$ 927	93.4%	93.8%	3.9%	3.5%	0.3%	13.1%	14.1%

						HOME PROPERTIES OWNED COMMUNITIES RESULTS				

			SECOND QUARTER 2004			Q2 '04 versus Q2 '03				
						% Growth				
	# of	Date	Q2 '04	Q2 '04	Year Ago	Rental	Rental	NOI	Q2 '04	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,030	95.7%	72.1%	-12.4%	16.4%	26.5%		
1600 Elmwood	210	8/4/1994	$ 919	91.9%	90.0%	0.5%	2.6%	-3.8%		
Brook Hill	192	8/4/1994	$ 861	94.7%	87.8%	-4.7%	2.8%	23.3%		
Newcastle Apartments	197	8/4/1994	$ 767	94.3%	96.1%	-0.9%	-2.7%	1.6%		
Perinton Manor	224	8/4/1994	$ 807	95.8%	88.8%	-1.8%	6.0%	3.2%		
Riverton Knolls	240	8/4/1994	$ 834	90.5%	86.5%	-0.5%	4.1%	5.8%		
Spanish Gardens	220	8/4/1994	$ 711	93.8%	92.3%	1.2%	2.8%	7.6%		
The Meadows	113	8/4/1994	$ 748	96.1%	95.9%	2.6%	2.8%	-0.1%		
Woodgate	120	6/30/1997	$ 829	91.8%	96.4%	2.4%	-2.5%	-19.7%		
Total Rochester Region	1,680		$ 833	93.7%	88.3%	-2.1%	3.8%	5.2%	3.0%	4.0%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 942	87.3%	90.7%	5.7%	1.7%	3.7%		
Harborside Manor	281	9/30/1994	$ 671	91.6%	93.2%	2.2%	0.4%	-16.1%		
Pearl Street	60	5/17/1995	$ 583	93.8%	95.6%	2.1%	0.2%	-19.1%		
Village Green (inclu Fairways)	448	12/19/1994	$ 698	91.0%	92.4%	2.4%	0.9%	1.1%		
Westminster Place	240	1/1/1996	$ 668	91.8%	96.2%	2.0%	-2.6%	-15.4%		
Total Syracuse Region	1,243		$ 723	90.5%	93.0%	3.0%	0.3%	-5.6%	1.8%	3.0%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,108	96.9%	96.2%	3.4%	4.2%	10.6%		
Cider Mill	864	9/27/2002	$ 1,021	95.1%	95.0%	2.7%	2.8%	9.2%		
East Meadow	150	8/1/2000	$ 1,164	94.9%	94.0%	-0.3%	0.7%	7.0%		
Elmwood Terrace	504	6/30/2000	$ 820	92.4%	92.5%	4.4%	4.4%	0.2%		
Falkland Chase	450	9/10/2003	$ 1,107	94.2%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,136	94.0%	84.6%	-1.0%	10.0%	26.5%		
Park Shirlington	294	3/16/1998	$ 1,127	95.4%	95.5%	0.8%	0.8%	1.3%		
Pavilion Apartments	432	7/1/1999	$ 1,398	91.9%	92.6%	1.4%	0.7%	10.6%		
Seminary Hill	296	7/1/1999	$ 1,151	93.3%	91.0%	3.5%	6.1%	19.9%		
Seminary Towers	548	7/1/1999	$ 1,118	93.3%	93.7%	0.4%	-0.1%	7.4%		
Tamarron Apartments	132	7/16/1999	$ 1,143	95.5%	96.8%	6.6%	5.2%	10.6%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,144	90.1%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,115	94.9%	99.1%	2.4%	-1.9%	-3.8%		
The Manor - VA	198	2/19/1999	$ 934	92.3%	90.4%	4.9%	7.1%	17.9%		
The Sycamores	185	12/16/2002	$ 1,132	94.6%	89.7%	2.8%	8.4%	28.6%		
Virginia Village	344	5/31/2001	$ 1,183	96.8%	93.3%	3.5%	7.4%	16.2%		
Wellington Lakes	160	10/24/2001	$ 777	89.9%	86.4%	3.2%	7.3%	-12.9%		
Wellington Woods	114	10/24/2001	$ 817	90.5%	86.3%	5.6%	10.8%	-21.7%		
West Springfield	244	11/18/2002	$ 1,216	94.1%	87.1%	-0.4%	7.6%	27.8%		
Woodleaf Apartments	228	3/19/2004	$ 952	92.5%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,923		$ 1,090	93.9%	92.1%	1.9%	4.1%	11.2%	20.4%	16.5%
TOTAL OWNED PORTFOLIO	42,000		$ 946	93.5%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	39,992		$ 937	93.7%	92.6%	2.5%	3.8%	2.3%		

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through June 30, 2004			**YTD '04 versus YTD '03**				
					% Growth				
	# of	Date	YTD '04	YTD '04	Year Ago	Rental	Rental	NOI	YTD '02	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Baltimore Region										
Bonnie Ridge	966	7/1/1999	$ 987	92.7%	90.6%	1.4%	3.7%	7.6%		
Brittany Place	591	8/22/2002	$ 1,019	94.5%	96.3%	6.2%	4.3%	-0.1%		
Canterbury Apartments	618	7/16/1999	$ 788	94.4%	93.2%	3.9%	5.2%	7.5%		
Country Village	344	4/30/1998	$ 767	93.2%	90.7%	3.3%	6.1%	8.8%		
Falcon Crest	396	7/16/1999	$ 846	94.3%	93.7%	4.9%	5.5%	2.2%		
Fenland Field	234	8/1/2001	$ 991	92.6%	91.4%	4.4%	5.8%	8.0%		
Gateway Village	132	7/16/1999	$ 1,099	93.5%	94.2%	5.9%	5.1%	6.6%		
Mill Towne Village Apts	384	5/31/2001	$ 748	93.7%	84.7%	3.4%	14.5%	23.9%		
Morningside Heights	1,050	4/30/1998	$ 771	94.4%	88.9%	2.5%	8.9%	15.8%		
Owings Run	504	7/16/1999	$ 948	92.8%	86.2%	-2.7%	4.7%	6.6%		
Selford Townhomes	102	7/16/1999	$ 1,118	95.0%	93.3%	6.6%	8.6%	10.5%		
Shakespeare Park	82	7/16/1999	$ 655	98.5%	99.9%	7.2%	5.7%	12.4%		
Timbercroft Townhomes	284	7/16/1999	$ 714	99.3%	99.4%	6.2%	6.1%	7.3%		
Village Square Townhomes	370	7/16/1999	$ 979	95.3%	95.8%	7.2%	6.7%	9.4%		
Woodholme Manor	176	3/31/2001	$ 691	94.6%	92.9%	7.7%	9.7%	14.2%		
Total Baltimore Region	6,233		$ 874	94.1%	91.6%	3.4%	6.2%	8.6%	15.8%	14.8%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,271	93.3%	93.8%	11.4%	10.8%	3.3%		
Stone Ends	280	2/12/2003	$ 1,172	95.0%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,097	90.8%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,243	93.8%	93.8%	11.4%	10.8%	3.3%	3.7%	3.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 657	96.9%	95.4%	2.5%	4.1%	6.2%		
Idylwood	720	1/1/1995	$ 657	93.8%	90.0%	1.7%	6.1%	10.7%		
Paradise Lane	324	10/15/1997	$ 683	92.9%	86.7%	0.4%	7.5%	8.0%		
Raintree Island	504	8/4/1994	$ 710	93.2%	86.2%	0.9%	9.2%	12.3%		
Total Buffalo Region	1,644		$ 678	93.6%	88.4%	1.2%	7.2%	10.3%	2.2%	3.9%
Connecticut Region										
Apple Hill	498	3/27/1998	$ 1,028	93.2%	93.0%	0.6%	0.8%	-11.6%		
Total Connecticut Region	498		$ 1,028	93.2%	93.0%	0.6%	0.8%	-11.6%	1.3%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 771	94.6%	90.4%	6.7%	11.7%	22.2%		
Total Delaware Region	432		$ 771	94.6%	90.4%	6.7%	11.7%	22.2%	0.9%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 752	96.1%	89.0%	-0.1%	8.0%	25.7%		
Carriage Hill - MI	168	9/29/1998	$ 772	95.1%	91.7%	-0.5%	3.2%	15.2%		
Carriage Park	256	9/29/1998	$ 736	94.8%	92.8%	0.0%	2.2%	10.1%		
Charter Square	492	10/29/1997	$ 845	93.3%	90.7%	-0.2%	2.6%	4.4%		
Cherry Hill Club	165	7/7/1998	$ 648	85.7%	92.7%	-2.0%	-9.4%	-35.0%		
Cherry Hill Village	224	9/29/1998	$ 703	97.1%	90.1%	-0.8%	6.9%	30.5%		
Deerfield Woods	144	3/22/2000	$ 816	91.2%	91.8%	0.5%	-0.2%	0.2%		
Fordham Green	146	10/29/1997	$ 891	90.0%	94.1%	2.0%	-2.4%	-8.4%		
Golfview Manor	44	10/29/1997	$ 600	89.5%	86.2%	3.6%	7.5%	21.8%		
Greentrees	288	10/29/1997	$ 652	89.6%	87.9%	-1.3%	0.6%	3.9%		
Hampton Court	182	9/30/2000	$ 670	88.5%	86.1%	-0.4%	2.4%	7.1%		
Kingsley	328	10/29/1997	$ 668	93.9%	89.4%	-3.2%	1.7%	3.3%		
Macomb Manor	217	3/22/2000	$ 695	94.4%	94.7%	1.5%	1.2%	1.2%		
Oak Park Manor	298	10/29/1997	$ 838	89.3%	85.2%	0.5%	5.3%	21.2%		
Parkview Gardens	484	10/29/1997	$ 646	88.9%	85.5%	0.0%	3.9%	28.2%		
Scotsdale	376	11/26/1997	$ 674	93.4%	91.7%	-3.7%	-2.0%	-1.0%		
Southpointe Square	224	10/29/1997	$ 643	91.8%	85.6%	-0.4%	6.9%	25.1%		
Springwells Park	303	4/8/1999	$ 968	91.3%	84.9%	-2.6%	4.6%	12.6%		
Stephenson House	128	10/29/1997	$ 665	92.8%	88.4%	-1.5%	3.4%	21.5%		
The Lakes	434	11/5/1999	$ 865	90.9%	85.2%	-4.1%	2.3%	14.4%		
Woodland Gardens	337	10/29/1997	$ 727	95.2%	87.2%	-1.8%	7.2%	15.6%		
Total Detroit Region	5,574		$ 747	92.2%	88.7%	-1.1%	2.8%	10.6%	9.8%	13.3%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,194	93.3%	95.1%	6.3%	4.3%	0.7%		
Cornwall Park	75	7/17/1996	$ 1,594	88.4%	89.8%	-1.4%	-3.0%	-4.7%		
Lakeshore Villas	152	7/17/1996	$ 993	92.5%	95.4%	4.4%	1.2%	6.4%		
Patricia	100	7/7/1998	$ 1,293	92.1%	94.0%	7.8%	5.6%	-2.0%		
Sherwood Consolidation	224	10/11/2002	$ 966	96.8%	97.5%	15.1%	14.2%	25.9%		
Sunset Gardens	217	7/17/1996	$ 862	95.7%	97.4%	5.7%	3.9%	5.9%		
Total Hudson Valley Region	908		$ 1,069	93.7%	95.2%	6.9%	5.1%	5.5%	2.2%	2.2%

HOME PROPERTIES OWNED COMMUNITIES RESULTS										
			YTD through June 30, 2004			YTD '04 versus YTD '03				
						% Growth				
	# of Apts.	Date Acqu.	YTD '04 Rent/Mo.	YTD '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '02 NOI w/ G&A	% #Units
Illinois Region										
Blackhawk	371	10/20/2000	$ 850	87.7%	91.2%	1.1%	-2.8%	-12.1%		
Courtyards Village	224	8/29/2001	$ 754	96.3%	93.0%	-3.9%	-0.5%	8.4%		
Cypress Place	192	12/27/2000	$ 878	93.9%	92.9%	-1.0%	0.0%	7.3%		
The Colony	783	9/1/1999	$ 829	91.1%	92.2%	-0.4%	-1.5%	-11.5%		
The New Colonies	672	6/23/1998	$ 713	92.8%	89.1%	1.5%	5.8%	3.7%		
Total Illinois Region	2,242		$ 794	91.7%	91.3%	-0.1%	0.4%	-4.4%	4.0%	5.3%
Indiana Region										
Maple Lane	396	7/9/1999	$ 655	89.4%	86.5%	-2.4%	0.9%	-3.2%		
Total Indiana Region	396		$ 655	89.4%	86.5%	-2.4%	0.9%	-3.2%	0.6%	0.9%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,102	96.3%	94.0%	4.8%	7.3%	7.9%		
Cambridge Village	82	3/1/2002	$ 1,316	97.3%	98.5%	8.0%	6.7%	0.8%		
Coventry Village	94	7/31/1998	$ 1,286	95.5%	97.1%	5.5%	3.8%	-3.8%		
Devonshire Hills	297	7/16/2001	$ 1,660	94.6%	93.5%	-1.7%	-0.6%	-5.9%		
East Winds	96	11/1/2000	$ 1,082	93.4%	92.2%	5.3%	6.6%	8.9%		
Hawthorne Consolidation	434	4/4/2002	$ 1,253	96.4%	91.4%	6.1%	11.9%	13.2%		
Heritage Square	80	4/4/2002	$ 1,292	96.0%	98.8%	7.2%	4.1%	7.6%		
Holiday/Muncy Consolidation	143	5/31/2002	$ 913	98.9%	98.7%	1.4%	1.6%	-3.7%		
Lake Grove Apartments	368	2/3/1997	$ 1,332	93.5%	95.8%	4.4%	1.9%	3.1%		
Maple Tree	84	11/1/2000	$ 1,116	92.0%	95.3%	4.4%	0.7%	-6.6%		
Mid- Island Estates	232	7/1/1997	$ 1,143	96.6%	97.0%	6.3%	5.9%	7.9%		
Rider Terrace	24	11/1/2000	$ 1,140	97.8%	97.9%	6.6%	6.5%	1.9%		
South Bay Manor	61	9/11/2000	$ 1,440	96.5%	94.5%	7.5%	9.8%	2.5%		
Southern Meadows	452	6/29/2001	$ 1,312	94.9%	95.6%	3.4%	2.6%	-2.8%		
Stratford Greens	359	3/1/2002	$ 1,339	93.3%	94.0%	4.4%	3.6%	1.1%		
Terry Apartments	65	11/1/2000	$ 1,087	93.1%	94.1%	5.3%	4.3%	2.1%		
Westwood Village Apts	242	3/1/2002	$ 1,927	95.4%	96.0%	9.3%	8.7%	5.0%		
Woodmont Village Apts	96	3/1/2002	$ 1,187	95.4%	93.8%	5.5%	7.3%	8.6%		
Yorkshire Village Apts	40	3/1/2002	$ 1,367	98.5%	99.0%	6.2%	5.7%	34.4%		
Total Long Island Region	3,409		$ 1,327	95.1%	94.9%	4.6%	4.8%	2.3%	12.6%	8.1%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 700	94.3%	98.3%	7.1%	2.8%	1.7%		
Redbank Village	500	7/7/1998	$ 757	92.8%	93.9%	3.5%	2.4%	-0.3%		
Total Maine Region	595		$ 748	93.0%	94.5%	4.1%	2.4%	0.0%	1.2%	1.4%
New Jersey Region										
Chatham Hill Apartments	308	1/30/2004	$ 1,455	76.3%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,314	91.8%	96.2%	5.3%	0.4%	-2.0%		
Fairmount Apartments	54	1/30/2004	$ 774	97.5%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 900	98.6%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,120	95.2%	97.9%	7.4%	4.5%	0.9%		
Northwood Apartments	134	1/30/2004	$ 1,131	92.2%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,604	97.8%	94.0%	3.4%	7.6%	6.1%		
Pleasant View	1,142	7/7/1998	$ 986	94.8%	92.8%	2.8%	4.9%	4.1%		
Pleasure Bay	270	7/7/1998	$ 909	96.5%	97.7%	9.5%	8.1%	6.5%		
Royal Gardens Apartments	550	5/28/1997	$ 1,028	93.7%	97.6%	3.4%	-0.7%	-5.9%		
Wayne Village	275	7/7/1998	$ 1,127	95.6%	92.0%	4.9%	9.1%	7.6%		
Windsor Realty	67	7/7/1998	$ 1,032	94.8%	95.7%	4.9%	3.9%	4.1%		
Total New Jersey Region	3,054		$ 1,032	94.9%	94.6%	4.1%	4.4%	2.3%	8.0%	7.3%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 783	96.4%	95.1%	5.5%	6.9%	7.5%		
Castle Club	158	3/15/2000	$ 854	94.0%	98.1%	5.9%	1.5%	-5.0%		
Cedar Glen	110	3/3/1998	$ 664	89.9%	88.2%	8.6%	10.7%	19.3%		
Chesterfield	247	9/23/1997	$ 847	96.0%	96.2%	3.8%	3.5%	-1.9%		
Curren Terrace	318	9/23/1997	$ 889	91.5%	89.7%	2.3%	4.4%	4.7%		
Executive House	100	9/23/1997	$ 891	94.8%	92.0%	2.1%	5.1%	9.1%		
Glen Brook	177	7/28/1999	$ 734	94.7%	94.7%	4.0%	3.9%	-1.6%		
Glen Manor	174	9/23/1997	$ 744	93.7%	92.7%	3.5%	4.6%	2.1%		
Golf Club	399	3/15/2000	$ 992	91.0%	92.2%	3.9%	2.5%	7.8%		
Hill Brook Place	274	7/28/1999	$ 811	96.7%	97.1%	2.9%	2.5%	-4.9%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,028	95.5%	91.7%	2.3%	6.5%	6.9%		
Home Properties of Devon	629	3/15/2000	$ 1,072	90.7%	91.1%	1.8%	1.3%	-5.2%		
New Orleans Consolidation	442	7/28/1999	$ 780	93.7%	93.3%	2.9%	3.4%	-3.8%		
Racquet Club	467	7/7/1998	$ 945	96.0%	96.1%	4.1%	4.0%	-2.0%		
Racquet Club South	103	5/27/1999	$ 832	93.9%	96.3%	4.8%	2.2%	-6.2%		
Ridley Brook	244	7/28/1999	$ 803	97.5%	96.5%	4.3%	5.3%	-0.2%		
Sherry Lake	298	7/23/1998	$ 1,083	95.8%	94.3%	3.4%	5.0%	3.2%		
The Landings	384	11/25/1996	$ 968	94.8%	95.5%	4.7%	4.0%	5.2%		
Trexler Park	249	3/15/2000	$ 1,036	88.2%	88.3%	5.5%	5.4%	-3.7%		
Valley View	177	9/23/1997	$ 769	88.7%	90.6%	0.0%	-2.0%	-15.9%		
Village Square	128	9/23/1997	$ 883	94.5%	91.4%	5.0%	8.6%	7.3%		
William Henry	363	3/15/2000	$ 1,045	92.5%	86.2%	0.4%	7.8%	11.0%		
Total Philadelphia Region	5,917		$ 919	93.5%	92.8%	3.3%	4.1%	0.9%	13.0%	14.1%

					YTD '04 versus YTD '03				
HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through June 30, 2004							
					% Growth				
	# of	Date	YTD '04	YTD '04	Year Ago	Rental	Rental	NOI	YTD '02	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	NOI w/ G&A	#Units
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,030	92.8%	66.0%	-15.5%	18.8%	55.7%		
1600 Elmwood	210	8/4/1994	$ 916	93.6%	89.7%	1.3%	5.8%	3.5%		
Brook Hill	192	8/4/1994	$ 863	94.7%	82.5%	-4.2%	10.0%	27.8%		
Newcastle Apartments	197	8/4/1994	$ 768	94.0%	95.4%	0.3%	-1.1%	-2.3%		
Perinton Manor	224	8/4/1994	$ 806	95.6%	88.3%	-1.5%	6.6%	5.8%		
Riverton Knolls	240	8/4/1994	$ 830	91.8%	83.2%	-0.8%	9.4%	0.9%		
Spanish Gardens	220	8/4/1994	$ 703	92.8%	86.9%	0.8%	7.7%	11.6%		
The Meadows	113	8/4/1994	$ 746	96.4%	95.2%	3.4%	4.8%	-2.3%		
Woodgate	120	6/30/1997	$ 824	93.4%	94.1%	2.2%	1.4%	-13.1%		
Total Rochester Region	1,680		$ 831	93.8%	85.3%	-2.4%	7.3%	8.2%	3.0%	4.0%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 942	89.3%	92.9%	5.9%	1.8%	-3.8%		
Harborside Manor	281	9/30/1994	$ 668	94.2%	93.3%	1.8%	2.8%	-16.0%		
Pearl Street	60	5/17/1995	$ 580	96.4%	93.7%	1.6%	4.6%	-2.8%		
Village Green (inclu Fairways)	448	12/19/1994	$ 693	91.4%	89.5%	2.2%	4.3%	5.7%		
Westminster Place	240	1/1/1996	$ 665	94.0%	93.8%	1.5%	1.7%	-3.7%		
Total Syracuse Region	1,243		$ 719	92.2%	92.0%	2.8%	3.0%	-3.4%	1.8%	3.0%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,108	96.2%	95.8%	4.1%	4.5%	11.3%		
Cider Mill	864	9/27/2002	$ 1,017	95.0%	95.4%	2.7%	2.2%	1.0%		
East Meadow	150	8/1/2000	$ 1,150	96.0%	90.8%	-0.8%	4.8%	17.0%		
Elmwood Terrace	504	6/30/2000	$ 816	93.3%	92.6%	4.5%	5.3%	1.5%		
Falkland Chase	450	9/10/2003	$ 1,110	94.4%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,131	94.1%	84.6%	-1.9%	9.0%	19.5%		
Park Shirlington	294	3/16/1998	$ 1,128	93.5%	94.6%	1.3%	0.2%	-2.6%		
Pavilion Apartments	432	7/1/1999	$ 1,387	90.8%	92.9%	1.3%	-1.0%	1.5%		
Seminary Hill	296	7/1/1999	$ 1,142	93.3%	89.2%	3.1%	7.8%	16.4%		
Seminary Towers	548	7/1/1999	$ 1,115	93.0%	93.1%	0.8%	0.7%	5.0%		
Tamarron Apartments	132	7/16/1999	$ 1,140	94.1%	95.7%	7.0%	5.2%	9.3%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,169	91.1%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,118	93.5%	97.3%	3.0%	-1.0%	-10.1%		
The Manor - VA	198	2/19/1999	$ 918	90.7%	92.0%	3.6%	2.1%	3.6%		
The Sycamores	185	12/16/2002	$ 1,117	95.0%	91.1%	1.8%	6.2%	15.3%		
Virginia Village	344	5/31/2001	$ 1,175	95.6%	93.6%	3.5%	5.9%	14.3%		
Wellington Lakes	160	10/24/2001	$ 769	87.6%	84.7%	2.8%	6.3%	-32.2%		
Wellington Woods	114	10/24/2001	$ 814	88.7%	89.1%	6.5%	6.1%	-30.4%		
West Springfield	244	11/18/2002	$ 1,205	94.1%	85.5%	-2.0%	7.9%	23.6%		
Woodleaf Apartments	228	3/19/2004	$ 990	91.3%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,923		$ 1,088	93.7%	91.7%	1.7%	3.8%	6.0%	19.8%	16.5%
TOTAL OWNED PORTFOLIO	**42,000**		**$ 941**	**93.4%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**39,992**		**$ 932**	**93.6%**	**91.9%**	**2.5%**	**4.5%**	**2.4%**		

Home Properties, Inc.
June 30, 2004 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	2nd Qtr 2004	1st Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.1%	95.1%	94.7%	0.4%
Baltimore	15.6%	94.2%	94.0%	0.2%
Washington	15.0%	94.1%	93.1%	1.0%
Philadelphia	14.8%	93.4%	93.6%	-0.2%
Detroit	13.9%	92.1%	92.4%	-0.3%
Upstate, NY	11.4%	92.9%	93.6%	-0.7%
Misc.	6.6%	93.1%	92.6%	0.5%
Chicago	5.6%	91.9%	91.6%	0.3%
Total	100.0%	93.7%	93.5%	0.2%

Region	% Units	2nd Qtr 2004	2nd Qtr 2003	Variance
New Jersey, Long Island, Hudson Valley	17.1%	95.1%	95.4%	-0.3%
Baltimore	15.6%	94.2%	91.9%	2.3%
Washington	15.0%	94.1%	92.1%	2.0%
Philadelphia	14.8%	93.4%	93.8%	-0.4%
Detroit	13.9%	92.1%	89.8%	2.3%
Upstate, NY	11.4%	92.9%	90.0%	2.9%
Misc.	6.6%	93.1%	93.0%	0.1%
Chicago	5.6%	91.9%	91.4%	0.5%
Total	100.0%	93.7%	92.6%	1.1%

Region	% Units	June 2004	2nd Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.1%	94.5%	95.1%	-0.6%
Baltimore	15.6%	93.2%	94.2%	-1.0%
Washington	15.0%	94.3%	94.1%	0.2%
Philadelphia	14.8%	92.6%	93.4%	-0.8%
Detroit	13.9%	91.3%	92.1%	-0.8%
Upstate, NY	11.4%	91.8%	92.9%	-1.1%
Misc.	6.6%	92.5%	93.1%	-0.6%
Chicago	5.6%	92.6%	91.9%	0.7%
Total	100.0%	93.2%	93.7%	-0.5%

SAME STORE SEQUENTIAL RESULTS
SECOND QUARTER 2004 VERSUS FIRST QUARTER 2004

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	17.1%	1.8%	-11.0%	11.6%
Baltimore	15.6%	1.3%	-9.7%	7.8%
Washington	15.0%	2.7%	-14.1%	16.2%
Philadelphia	14.8%	2.3%	-9.9%	14.1%
Detroit	13.9%	0.0%	-4.3%	3.8%
Upstate, NY	11.4%	1.2%	-9.1%	15.1%
Misc.	6.6%	3.0%	-17.3%	21.2%
Chicago	5.6%	0.2%	-0.7%	1.2%
Total	100.0%	1.7%	-9.9%	11.5%

Home Properties, Inc.
June 30, 2004 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	2ND QTR 2004	1ST QTR 2004	4TH QTR 2003	3RD QTR 2003	2ND QTR 2003	1ST QTR 2003	YEAR 2003	YEAR 2002	YEAR 2001
Home purchase	**20.40%**	**17.50%**	20.60%	20.10%	19.40%	18.10%	19.60%	18.80%	17.80%
Employment related	**14.70%**	**16.20%**	15.00%	14.20%	15.20%	15.30%	14.90%	14.30%	15.80%
Resident preference	**13.80%**	**11.00%**	11.70%	13.70%	12.30%	11.00%	12.20%	10.80%	10.00%
Eviction/skip	**11.20%**	**14.10%**	13.40%	10.20%	11.40%	15.20%	12.60%	10.90%	10.20%
Domestic Situation	**9.50%**	**5.50%**	5.70%	9.10%	10.10%	7.00%	8.00%	8.40%	8.10%
Rent level	**9.30%**	**9.80%**	8.00%	9.00%	9.40%	10.10%	9.10%	11.80%	13.30%

Traffic	Traffic 2nd Qtr **04** To 2nd Qtr **03**	Signed Leases 2nd Qtr **04** To 2nd Qtr **03**	Traffic Six Mos **04** To Six Mos **03**	Signed Leases Six Mos **04** To Six Mos **03**	Turnover	2nd Qtr **04**	2nd Qtr **03**	Six Mos **04**	Six Mos **03**
Region									
Baltimore	2%	-5%	8%	3%		14%	12%	23%	21%
Washington	-1%	-25%	9%	-9%		12%	12%	22%	22%
New Jersey	-7%	-12%	8%	-7%		10%	10%	19%	17%
Long Island	1%	-1%	7%	0%		12%	12%	22%	21%
Hudson Valley	4%	-10%	5%	1%		13%	13%	24%	24%
Philadelphia	11%	3%	6%	5%		17%	15%	28%	26%
Detroit	2%	-28%	4%	-19%		13%	13%	24%	24%
Rochester	-8%	-36%	-4%	-29%		18%	18%	29%	29%
Buffalo	0%	-11%	16%	-5%		19%	16%	30%	25%
Syracuse	0%	0%	-5%	-14%		24%	20%	36%	33%
Chicago	1%	13%	-2%	2%		15%	15%	26%	26%
Total Portfolio	2%	-13%	7%	-6%		14%	13%	25%	23%

	2nd Qtr **04**	2nd Qtr **03**	Six Mos **04**	Six Mos **03**
Bad Debts as % of Rents	0.75%	0.55%	0.71%	0.63%

HOME PROPERTIES, INC.
June 30, 2004 and 2003 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	2ND QTR 2004 ACTUAL	2ND QTR 2003 ACTUAL	QUARTER VARIANCE	% VARIANCE	SIX MOS 2004 ACTUAL	SIX MOS 2003 ACTUAL	SIX MOS VARIANCE	% VARIANCE
ELECTRICITY	1,873	1,785	(88)	-4.9%	3,928	3,542	(386)	-10.9%
GAS	3,037	3,442	**405**	**11.8%**	11,601	11,689	**88**	**0.8%**
WATER & SEWER	2,665	2,500	(165)	-6.6%	5,386	4,920	(466)	-9.5%
REPAIRS & MAINTENANCE	8,660	7,838	(822)	-10.5%	15,093	12,744	**(2,349)**	**-18.4%**
PERSONNEL EXPENSE	10,796	9,900	**(896)**	**-9.1%**	21,755	20,140	**(1,615)**	**-8.0%**
SITE LEVEL INCENTIVE COMPENSATION	475	366	(109)	-29.8%	838	581	**(257)**	**-44.2%**
ADVERTISING	1,593	1,722	129	7.5%	3,239	3,345	106	3.2%
LEGAL & PROFESSIONAL	387	359	(28)	-7.8%	812	787	(25)	-3.2%
OFFICE & TELEPHONE	1,391	1,440	49	3.4%	2,846	2,836	(10)	-0.4%
PROPERTY INS.	1,797	1,225	**(572)**	**-46.7%**	3,876	2,839	**(1,037)**	**-36.5%**
REAL ESTATE TAXES	11,106	10,214	**(892)**	**-8.7%**	22,236	20,624	**(1,612)**	**-7.8%**
SNOW	68	133	65	48.9%	1,031	1,597	**566**	**35.4%**
TRASH	682	743	61	8.2%	1,329	1,472	143	9.7%
PROPERTY MANAGEMENT G & A	2,898	2,830	(68)	-2.4%	5,925	5,697	(228)	-4.0%
TOTAL	47,428	44,497	(2,931)	**-6.6%**	99,895	92,813	(7,082)	**-7.6%**

Home Properties, Inc.
June 30, 2004 and 2003 Supplemental Information

BREAKDOWN OF "OTHER INCOME"

Recognized directly by Home Properties:	Q2 '04	Q2 '03	Six Mos 2004	Six Mos 2003
Recognized directly by Home Properties:				
Management fees	699	1,138	1,171	2,309
Other	(1)	(16)	(8)	12
Other Income	698	1,122	1,163	2,321
Equity in earnings of unconsolidated affiliates				
Company's share of earnings (losses) from investment in limited partnerships - normal	-	(233)	(54)	(838)
Share of earnings (losses) resulting from cash advances	(25)	(211)	(509)	(346)
Equity in earnings (losses) of unconsolidated affiliates	(25)	(444)	(563)	(1,184)
EBITDA	412	28	318	5
General and Administrative Expenses of the Management Companies				
Home Properties Resident Services, Inc.	(286)	(805)	(650)	(1,656)
Home Properties Management	-	(289)	(125)	(595)

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
			SUBTOTAL	**1,278**	**6.8%**	**$140.6**	**$110,113**
Purchased after the Quarter close							
The Hamptons	Florida	FL	7/7/2004	836	6.2%	$70.4	$84,211
			TOTAL YTD	**2,114**	**6.6%**	**$211.0**	**$99,869**

Community	Market	State	Purchase Date	# of Units		Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/2003	280	7.7%	$34.0	$121,429
Falkland Chase	NoVA/DC	MD	9/10/2003	450	7.1%	$58.9	$130,836
			TOTAL YTD	**730**	**7.3%**	**$92.9**	**$127,228**

TOTAL 2003 and 2004 Acquisitions				**2,844**	**6.8%**	**$303.9**	**$106,892**

Home Properties, Inc.
June 30, 2004 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
Northgate Manor	Rochester	NY	6/10/2004	224	9.0%	$9.3	$41,603
			SUBTOTAL	**224**	**9.0%**	**$9.3**	**$41,603**
Disposed after the Quarter close							
Maple Lane	South Bend	IN	7/30/2004	396	7.4%	$17.5	$44,192
			TOTAL YTD	**620**	**8.0%**	**$26.8**	**$43,256**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/2003	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/2003	310	9.4%	$14.7	$47,332
Green Acres	Philadelphia	PA	7/25/2003	212	11.0%	$10.5	$49,528
Carriage House	Baltimore	MD	9/17/2003	50	8.3%	$1.9	$38,750
Bayberry Place	Detroit	MI	9/25/2003	120	6.9%	$7.0	$58,333
Candlewood Gardens	Syracuse	NY	12/5/2003	126	9.6%	$3.8	$30,159
Pines of Perinton	Rochester	NY	12/19/2003	508	7.4%	$15.0	$29,528
			TOTAL YTD	**1,568**	**8.7%**	**$59.3**	**$37,849**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2003	As of 12/31/2003	12/31/2003 % of Units	Net Acquired in 2004	As of 6/30/2004	Current % of Units
SUBURBAN NEW YORK CITY	NY/NJ		6,837	16.70%	534	7,371	17.55%
BALTIMORE	MD	-50	6,233	15.22%	468	6,701	15.95%
SUBURBAN WASHINGTON	DC	450	6,455	15.76%		6,455	15.37%
PHILADELPHIA	PA	-212	5,917	14.45%		5,917	14.09%
DETROIT	MI	-120	5,574	13.61%		5,574	13.27%
UPSTATE NEW YORK	NY	-634	4,791	11.70%	-224	4,567	10.87%
CHICAGO	IL		2,242	5.48%		2,242	5.34%
BOSTON	MA	280	976	2.38%	276	1,252	2.98%
PORTLAND	ME		595	1.45%		595	1.42%
HAMDEN	CT		498	1.22%		498	1.19%
DOVER	DE		432	1.06%		432	1.03%
SOUTH BEND	IN	-310	396	0.97%		396	0.94%
NORTH/CENTRAL	OH	-242	0	0.00%		0	0.00%
TOTAL		**-838**	**40,946**	**100.0%**	**1,054**	**42,000**	**100.0%**
Total Upstate NY		-634	4,791	11.7%	-224	4,567	10.9%
Total Mid-Atlantic		188	21,557	52.6%	1,002	22,559	53.7%

Home Properties, Inc.

June 30, 2004 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
BAYVIEW/COLONIAL	Midland Loan	8.350	5,529,051	11/01/05	1.34
(*) CAMBRIDGE VILLAGE - 2nd	North Fork Bank	5.210	582,466	11/01/05	1.34
IDLYWOOD	Morgan Guaranty	8.625	8,694,701	11/01/05	1.34
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,434,162	01/01/06	1.51
CARRIAGE PARK	Prudential-Fannie Mae	7.480	4,954,903	01/01/06	1.51
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	1.84
(*) DEVONSHIRE - 1st	AMI Capital	7.100	19,006,722	06/01/06	1.92
NEWCASTLE	Presidential Funding	6.450	6,000,000	07/31/06	2.08
COUNTRY VILLAGE	PW Funding	8.385	6,242,082	08/01/06	2.09
HAMPTON COURT	ORIX RE Capital	8.875	3,339,413	09/01/06	2.17
RAINTREE	Capitalized Lease	8.500	5,702,587	11/01/06	2.34
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	2.51
WOODGATE PLACE	ARCS Mortgage	7.865	3,209,610	01/01/07	2.51
(*) BRITTANY PLACE	CapMark Svcs.	4.780	19,453,478	06/11/07	2.95
SEMINARY TOWERS - 1st	Wachovia	8.220	2,069,084	06/25/07	2.99
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,382,342	06/25/07	2.99
SEMINARY TOWERS - 3rd	Wachovia	5.350	16,425,981	06/25/07	2.99
SEMINARY TOWERS - 4th	Wachovia	5.390	10,000,000	06/25/07	2.99
(*) SOUTHERN MEADOWS	CapMark Svcs.	7.250	19,665,229	07/11/07	3.03
(*) COURTYARDS VILLAGE	Berkshire Mtg-Freddie	6.670	5,045,131	08/01/07	3.09
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	3.24
(*) GARDENCREST	Legg Mason(Sun Life)	6.000	4,052,447	11/01/07	3.34
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,715,793	11/01/07	3.34
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,490,138	11/01/07	3.34
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,393,454	12/01/07	3.42
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	16,998,474	12/01/07	3.42
(*) STRATFORD GREENS - 1st	North Fork Bank	5.690	13,820,557	12/01/07	3.42
(*) STRATFORD GREENS - 2nd	North Fork Bank	5.690	2,092,535	12/01/07	3.42
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,604,211	12/01/07	3.42
CYPRESS PLACE	Reilly Mortgage	7.130	6,271,539	01/01/08	3.51
MAPLE LANE APTS - II	AMI Capital	7.205	5,613,284	01/01/08	3.51
PAVILION - 2nd	Capri Capital	7.450	3,705,133	01/01/08	3.51
PAVILION -3rd	Capri Capital	5.030	18,021,116	01/01/08	3.51
THE LANDINGS - 2nd	Capri Capital	6.740	3,685,391	01/01/08	3.51
THE LANDINGS -1st	Capri Capital	6.930	9,357,946	01/01/08	3.51
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,194,377	01/01/08	3.51
(*) CAMBRIDGE VILLAGE - 1st	North Fork Bank	5.960	2,710,501	03/01/08	3.67
(*) YORKSHIRE VILLAGE	North Fork Bank	5.810	1,556,269	03/01/08	3.67
DETROIT PORTFOLIO	Morgan Guaranty	7.510	44,300,583	06/01/08	3.92
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,659,987	06/01/08	3.92
(*) CHATHAM HILL - 1st	Bank of New York	3.900	21,198,947	07/01/08	4.01
(*) NORTHWOOD - 1st	Bank of New York	3.850	5,861,267	07/01/08	4.01
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,899,703	07/01/08	4.01
(*) WESTWOOD VILLAGE - 1st	M and T Bank	5.940	16,272,129	10/31/08	4.34
STONE ENDS	Prudential-Fannie Mae	4.530	23,837,898	11/01/08	4.34
(*) WESTWOOD VILLAGE - 2nd	M and T Bank	5.940	959,881	11/01/08	4.34
GOLF CLUB (HP @)	ARCS Mortgage	6.585	16,080,502	12/01/08	4.42
DEVONSHIRE - 2nd	AMI Capital	6.720	4,848,075	01/01/09	4.51
HERITAGE SQUARE	PW Funding	5.150	6,520,000	07/01/09	5.01
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,846,028	12/01/09	5.42
WILLIAM HENRY	Legg Mason RE	5.310	23,491,128	12/01/09	5.42
CHERRY HILL	Prudential	5.360	5,244,065	01/01/10	5.51
ELMWOOD TERRACE	John Hancock	5.300	21,927,134	01/01/10	5.51
GLEN MANOR	Prudential-Fannie Mae	5.065	6,047,057	01/01/10	5.51
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,657,919	01/01/10	5.51
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,094,774	01/01/10	5.51
SHERRY LAKE	GMAC	5.180	20,276,628	01/01/10	5.51
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	5.84
(*) CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	46,582,206	10/01/10	6.26
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,789,230	10/01/10	6.26
HP@DEVON (SGRTWN MEWS)	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	6.26
TREXLER PARK (HP @)	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	6.26
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	6.51
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	6.51
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	6.51
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	6.51
RACQUET CLUB	Prudential-Fannie Mae	6.875	22,081,977	04/01/11	6.76
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,403,334	05/01/11	6.84
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	679,707	05/01/11	6.84
LAKE GROVE	Prudential-Fannie Mae	6.540	26,868,298	12/01/11	7.42
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	665,329	02/01/12	7.59
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	938,021	02/01/12	7.59
APPLE HILL	M&T Bank-Freddie Mac	6.650	25,442,273	03/01/12	7.67
APPLE HILL - 2nd	M&T Bank-Freddie Mac	5.470	4,266,173	03/01/12	7.67
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,243,489	03/01/12	7.67
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,549,829	03/01/12	7.67
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,807,310	03/01/12	7.67
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,339,451	03/01/12	7.67
CASTLE CLUB (HP @)	Legg Mason RE	9.550	6,843,447	05/01/12	7.84
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,120,911	05/01/12	7.84
THE COLONIES	Prudential-Fannie Mae	7.110	21,460,630	06/01/12	7.93
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,875,876	07/01/12	8.01
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,679,563	07/01/12	8.01
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,393,810	07/01/12	8.01
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,213,485	07/01/12	8.01
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,077,736	07/01/12	8.01
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,385,793	07/01/12	8.01
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,111,432	07/01/12	8.01
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	5,973,334	07/01/12	8.01
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,884,042	07/01/12	8.01

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,659,326	07/01/12	8.01
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,823,569	07/01/12	8.01
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,308,459	05/01/13	8.84
MORNINGSIDE	Morgan Guaranty	6.990	18,291,080	05/01/13	8.84
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	9.18
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	11,102,716	10/01/13	9.26
DEERFIELD WOODS	GE Financial	7.000	3,164,239	01/01/14	9.51
FALKLAND CHASE	Capri Capital	5.480	15,631,218	04/01/14	9.76
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	15,105,792	10/01/14	10.26
SPRINGWELLS	AMEX/IDS	8.000	10,375,358	07/01/15	11.01
PAVILION - 1st	Capri Capital	8.000	7,830,553	11/01/18	14.35
BONNIE RIDGE - 1st	Prudential	6.600	16,804,237	12/15/18	14.47
BONNIE RIDGE - 2nd	Prudential	6.160	19,741,111	12/15/18	14.47
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,097,012	06/01/19	14.93
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,088,730	06/01/19	14.93
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,876,708	10/01/19	15.26
RAINTREE	Leasehold Mortgage	8.500	1,045,166	04/30/20	15.84
MACOMB MANOR	EF&A Funding	8.630	3,730,146	06/01/21	16.93
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,424,987	01/01/24	19.52
(*) HOLIDAY SQUARE	Red Capital (Servicer)	6.700	3,627,439	03/01/24	19.68
(*) WOODLEAF	HOC of Montgom Cty	5.080	8,184,736	02/01/27	22.61
(*) BARI MANOR	Wachovia (Servicer)	4.440	3,039,420	10/11/28	24.30
(*) HUDSON VIEW ESTATES	Wachovia (Servicer)	4.500	2,354,762	10/11/28	24.30
(*) SHERWOOD TOWNHOUSES	Wachovia (Servicer)	4.290	738,319	10/11/28	24.30
(*) SPARTA GREEN	Wachovia (Servicer)	4.440	1,921,631	10/11/28	24.30
OWINGS RUN 1	Reilly Mortgage	8.000	17,204,485	10/01/35	31.27
OWINGS RUN 2	Prudential Huntoon	8.000	14,357,485	06/01/36	31.94
(*) THE VILLAGE AT MARSHFIELD	Capstone Realty (HUD)	5.950	24,548,935	01/01/42	37.53
WTD AVG - FIXED SECURED		**6.39**	1,416,720,121		**8.67**
% OF PORTFOLIO - FIXED			93.1%		
VARIABLE SECURED					
MAPLE LANE - I - Eqv. Bond Yield +1.75	Civitas Bank	3.08	5,945,000	07/27/07	3.07
CHATHAM HILL 2nd - 30L + 150	Bank of New York	2.61	6,579,719	07/01/08	4.01
NORTHWOOD 2nd - 30L + 150	Bank of New York	2.61	2,725,995	07/01/08	4.01
HAWTHORNE COURT - 90L + 65	PW Funding - Fannie	2.42	38,399,028	07/01/14	10.01
FALKLAND CHASE - BMA Index + 1.12	Capri Capital	2.42	24,695,000	10/01/30	26.27
WTD AVG - VARIABLE SECURED		**2.49**	78,344,742		**13.90**
WTD AVG - TOTAL SECURED DEBT		**6.19**	1,495,064,863		**7.91**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT Adjusts Daily 30 LIBOR + 105	M and T Bank et. al.	2.34	26,000,000	09/01/05	1.17
WTD AVG - COMBINED DEBT		**6.121**	**1,521,064,863**		**7.79**

WTG AVG - TOTAL SECURED DEBT	**6.19**	**7.91**
WTD AVG - TOTAL PORTFOLIO	**6.12**	**7.79**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

CHEVY PLACE	City of Rochester	1.00	2,427,934	12/31/29	25.52
CHEVY PLACE	NY State HFA	5.70	5,105,986	06/15/30	25.98
CHEVY PLACE	NY State HFA	0.00	400,000	08/31/30	26.19
SCHOOLHOUSE GARDENS	Rural Development	1.00	1,292,608	10/20/32	28.33
GREEN MEADOWS I	Mellon Mtg (HUD)	5.50	16,681,142	10/01/40	36.28
GREEN MEADOWS I	Mellon Mtg (HUD)	6.46	13,776,841	09/01/41	37.20
SUBTOTAL: MINORITY INTEREST PROPERTIES RECENTLY CONSOLIDATED DUE TO REQUIREMENTS OF FIN 46R			39,684,511		
AFFORDABLE GENERAL LEDGER PARTNER MINORITY INTEREST PROPERTIES HELD FOR SALE INCLUDED IN DISCONTINUED OPERATIONS:			87,045,668	Various	
TOTAL MORTGAGE DEBT			**1,647,795,041**		

FREE & CLEAR PROPERTIES

1600 East Avenue	164	Kensington	38
Arbor Crossing	134	Maple Tree	84
Beechwood Gardens	160	Rider Terrace	24
Brook Hill	192	Sherwood House	6
Cedar Glen	110	South Bay Manor	61
Coventry Village	94	Terry Apartments	65
East Hill Gardens	33	The Colony	783
Fairmount	54	The Lakes	434
Gardencrest	60	The Sycamores	185
Glen Brook	177	Wellington Trace	240
Hawthorne Court	408	West Springfield Terrace	244
Hawthorne Estates	26	Woodmont Village	96
Muncy - Holiday Square	23		
Total Free and Clear Properties:	**25**	**Units:**	**3,895**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2005	14,806,218	8.39	1.05%
2006	55,354,870	7.52	3.91%
2007	190,488,465	5.53	13.45%
2008	199,186,452	6.07	14.06%
2009	48,705,231	5.36	3.44%
2010	258,029,013	6.67	18.21%
2011	163,800,316	6.53	11.56%
2012	145,754,831	6.90	10.29%
2013	159,702,254	6.20	11.27%
2014	33,901,249	5.57	2.39%
2015-2042	146,991,221	6.71	10.37%
TOTAL	**1,416,720,121**	**6.31**	100.00%

Home Properties, Inc.
NAV calculation as of June 30, 2004

Net Asset Value Calculation
Based on properties wholly owned - before FIN 46 adjustment

Cap Rate (after 3% G & A, before capital expenditures)	**7.00%**	**7.25%**	**7.50%**	**7.75%**	**8.00%**
2nd QTR 2004					
Rent	111,556	111,556	111,556	111,556	111,556
Property other income	4,696	4,696	4,696	4,696	4,696
Operating & maintenance expense	(49,848)	(49,848)	(49,848)	(49,848)	(49,848)
Property NOI	66,404	66,404	66,404	66,404	66,404
Adjustment for 2nd QTR acquisitions	-	-	-	-	-
Effective 2nd QTR "run rate"	66,404	66,404	66,404	66,404	66,404
Annualized (2nd qtr = **25.0%** due to seasonality)	265,616	265,616	265,616	265,616	265,616
NOI growth for next 12 months @ 4%	10,625	10,625	10,625	10,625	10,625
Adjusted NOI	276,241	276,241	276,241	276,241	276,241
	-				
Real estate value using above cap rate	3,946,295	3,810,216	3,683,209	3,564,395	3,453,008
Balance sheet adjustments before FIN 46R					
Cash	5,751	5,751	5,751	5,751	5,751
Other assets	84,332	84,332	84,332	84,332	84,332
Less:					
Deferred charges	(9,483)	(9,483)	(9,483)	(9,483)	(9,483)
Intangible	(2,214)	(2,214)	(2,214)	(2,214)	(2,214)
Gross value	4,024,681	3,888,602	3,761,595	3,642,781	3,531,394
Less liabilities & perpetual preferred stock	(1,646,241)	(1,646,241)	(1,646,241)	(1,646,241)	(1,646,241)
Net Asset Value	2,378,440	$ 2,242,361	$ 2,115,354	$ 1,996,540	$ 1,885,153
Per share/unit - fully diluted	$ 47.85	$ 45.11	$ 42.56	$ 40.17	$ 37.92
49,708.2 shares					

Economic CAP rate (after cap ex reserve of $525 per unit)	6.44%	6.67%	6.90%	7.13%	7.36%

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj

Reconcilation to financial statements:		Other	O & M
	Rent	Income	Expense
Per financial statement	112,440	4,732	(51,081)
Less results from propeties not wholly owned but consolidated due to FIN 46R	(1,574)	(98)	1,532
Add back properties classified as discontinued operations still owned at June 30, 2004 Maple Lane	690	62	(299)
Proper run rate before acquisitions	111,556	4,696	(49,848)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

[4] Includes computers, office equipment/ furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three and six-month periods ended June 30, 2004, approximately $131 and $262 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended June 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 665	$ 16	$ 665	$ 16
Major building improvements	956	23	4,389	104	5,345	127
Roof replacements	365	9	711	17	1,076	26
Site improvements	350	8	2,516	60	2,866	68
Apartment upgrades	690	16	6,091	145	6,781	161
Appliances	573	14	428	10	1,001	24
Carpeting/Flooring	1,799	43	539	13	2,338	56
HVAC/Mechanicals	530	12	2,840	68	3,370	80
Miscellaneous	235	6	639	15	874	21
Totals	$5,498	$131	$18,818	$448	$24,316	$579

[a]Calculated using the weighted average number of units outstanding, including 39,992 core units, 2003 acquisition units of 730 and 2004 acquisition units of 1,278 for the three-month period ended June 30, 2004.

For the six-month period ended June 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 1,218	$ 29	$ 1,218	$ 29
Major building improvements	1,894	46	6,886	165	8,780	211
Roof replacements	724	17	793	19	1,517	36
Site improvements	693	17	3,311	79	4,004	96
Apartment upgrades	1,367	33	11,863	285	13,230	318
Appliances	1,135	27	817	20	1,952	47
Carpeting/Flooring	3,564	86	1,068	25	4,632	111
HVAC/Mechanicals	1,050	25	5,143	124	6,193	149
Miscellaneous	466	11	1,413	34	1,879	45
Totals	$10,893	$262	$32,512	$780	$43,405	$1,042

[a]Calculated using the weighted average number of units outstanding, including 39,992 core units, 2003 acquisition units of 730 and 2004 acquisition units of 899 for the six-month period ended June 30, 2004.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended June 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$5,234	$131	$18,207	$ 455	$23,441	$ 586
2004 Acquisition Communities	168	131	511	400	679	532
2003 Acquisition Communities	96	131	100	137	196	268
Sub-total	5,498	131	18,818	448	24,316	579
2004 Disposed Communities	23	131	188	1,092	211	1,223
Corporate office expenditures[1]	-	-	-	-	1,760	-
	$5,521	$131	$19,006	$ 451	$26,287	$ 582

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the six-month period ended June 30, 2004
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$10,466	$262	$31,847	$ 796	$42,313	$1,058
2004 Acquisition Communities	236	262	514	572	750	834
2003 Acquisition Communities	191	262	151	207	342	469
Sub-total	10,893	262	32,512	780	43,405	1,042
2004 Disposed Communities	52	262	286	1,444	338	1,706
Corporate office expenditures[1]	-	-	-	-	2,390	-
	$10,945	$262	$32,798	$ 784	$46,133	$1,046

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Second Quarter 6/30/04	Second Quarter 6/30/03	Change	Year to Date 6/30/04	Year to Date 6/30/03	Change
Net Operating Income	$62,449	$61,033	2.3%	$118,008	$115,268	2.4%
Less: Non-recurring Cap Ex @ 9%	(1,639)	-	-	(2,866)	-	-
Adjusted Net Operating Income	$60,810	$61,033	(0.4%)	$ 115,142	$115,268	(0.1%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 9% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.
June 30, 2004 Supplemental Information

2004 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
FFO per share - **2004** guidance	$0.615	0.719 *	$.77 - $.80	$.73 - $.76	$2.83 - $2.89
Midpoint of guidance			$0.785	$0.745	$2.86
FFO per share - **2003** actual	$0.598	$0.746	$0.779	$0.643	$2.774
Improvement projected	2.8%	-3.7%	0.8%	15.9%	3.1%

* After 2.2 cent real estate impairment charge

Assumptions for mid-point of guidance:					
Same store rental growth (after concessions and bad debts)	5.2%	3.8%	3.4%	4.2%	4.0%
Same store expense growth	8.5%	6.6%	3.1%	4.4%	5.7%
Same store NOI growth	2.6%	2.3%	3.6%	4.1%	3.0%
Same store 2004 economic occupancy	93.5%	93.7%	93.5%	93.7%	93.6%
Same store 2003 economic occupancy	91.1%	92.6%	93.4%	93.3%	92.6%
Difference in occupancy	2.4%	1.1%	0.1%	0.4%	1.0%
Acquisition pace	$141 million	$0 million	$70 million	$39 million	$250 million
Disposition pace	$0 million	$9 million	$18 million	$23 million	$50 million

Home Properties, Inc.
June 30, 2004 Supplemental Information

Consolidation Summary of the Balance Sheet as of June 30, 2004
(in thousands, except share and per share data)

	June 30, 2004 (before FIN 46)	Effect of FIN 46 Consolidation	June 30, 2004 (as reported)
ASSETS			
Real estate:			
Land	$ 399,706	$ 14,275	$ 413,981
Buildings, improvements and equipment	2,545,116	199,479	2,744,595
	2,944,822	231,754	3,158,576
Less: accumulated depreciation	(370,290)	(62,515)	(432,805)
Real estate, net	2,574,532	151,239	2,725,771
Cash and cash equivalents	5,751	937	6,688
Cash in escrows	42,770	7,873	50,643
Accounts receivable	4,214	901	5,115
Prepaid expenses	13,140	180	13,320
Investment in and advances to affiliates	4,071	(3,948)	123
Deferred charges	9,483	5,139	14,622
Other assets	10,654	75	10,729
Total assets	$2,664,615	$162,396	$2,827,011
LIABILITIES AND STOCKHOLDERS' EQUITY			
Mortgage notes payable	$1,495,065	$126,730	$1,621,795
Line of credit	26,000	-	26,000
Accounts payable	13,822	820	14,642
Accrued interest payable	7,509	2,522	10,031
Accrued expenses and other liabilities	20,893	1,070	21,963
Security deposits	22,952	1,161	24,113
Total liabilities	1,586,241	132,303	1,718,544
Commitments and contingencies			
Minority interest	316,818	30,414	347,232
Stockholders' equity:			
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at June 30, 2004	60,000	-	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 shares issued and outstanding at June 30, 2004	25,000	-	25,000
Common stock, $.01 par value; 80,000,000 shares authorized; 33,270,614 shares issued and outstanding at June 30, 2004	333	-	333
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-	-
Additional paid-in capital	832,125	-	832,125
Accumulated other comprehensive income (loss)	(319)	-	(319)
Distributions in excess of accumulated earnings	(155,504)	(321)	(155,825)
Officer and director notes for stock purchases	(79)	-	(79)
Total stockholders' equity	761,556	(321)	761,235
Total liabilities and stockholders' equity	$2,664,615	$162,396	$2,827,011

Home Properties, Inc.
June 30, 2004 Supplemental Information

Consolidation Summary of the Statement of Operations for the three months ended June 30, 2004
(in thousands, except share and per share data)

	June 30, 2004 (before FIN 46)	Effect of FIN 46 Consolidation	June 30, 2004 (as reported)
Revenues:			
Rental income	$110,866	$ 1,574	$112,440
Property other income	4,634	98	4,732
Interest and dividend income	147	-	147
Other income	698	-	698
Total Revenues	116,345	1,672	118,017
Expenses:			
Operating and maintenance	49,549	1,532	51,081
General and administrative	4,892	-	4,892
Interest	23,156	533	23,689
Depreciation and amortization	23,498	772	23,270
Impairment of assets held as General Partner	236	(236)	-
Total Expenses	100,331	2,601	102,932
Income from operations	16,014	(929)	15,085
Equity in earnings (losses) of unconsolidated affiliates	(1,142)	1,117	(25)
Income before minority interest and discontinued operations	14,872	188	15,060
Minority interest in affordable limited partnerships	-	(393)	(393)
Minority interest in operating partnership	4,219	189	4,408
Income from continuing operations	10,653	392	11,045
Discontinued operations			
Income (loss) from operations, net of minority interest	(536)	(392)	(928)
Gain (loss) on disposition of property, net of minority interest	524	-	524
Discontinued operations	(12)	-	(404)
Net Income	10,641	-	10,641
Preferred dividends	(1,899)	-	(1,899)
Net income available to common shareholders	$ 8,742	$ -	$ 8,742

Home Properties, Inc.
June 30, 2004 Supplemental Information

Consolidation Summary of the Statement of Operations for the six months ended June 30, 2004
(in thousands, except share and per share data)

	June 30, 2004 (before FIN 46)	Effect of FIN 46 Consolidation	June 30, 2004 (as reported)
Revenues:			
Rental income	$218,259	$ 1,574	$219,833
Property other income	8,623	98	8,721
Interest and dividend income	298	-	298
Other income	1,163	-	1,163
Total Revenues	228,343	1,672	230,015
Expenses:			
Operating and maintenance	103,066	1,532	104,598
General and administrative	9,617	-	9,617
Interest	44,564	533	45,097
Depreciation and amortization	43,932	772	44,704
Impairment of assets held as General Partner	1,352	(236)	1,116
Total Expenses	202,531	2,601	205,132
Income from operations	25,812	(929)	24,883
Equity in earnings (losses) of unconsolidated affiliates	(1,680)	1,117	(563)
Income before minority interest and discontinued operations	24,132	188	24,230
Minority interest in affordable limited partnerships	-	(393)	(393)
Minority interest in operating partnership	6,658	189	6,847
Income from continuing operations	17,474	392	17,866
Discontinued operations			
Income (loss) from operations, net of minority interest	(478)	(392)	(870)
Gain (loss) on disposition of property, net of minority interest	511	-	511
Discontinued operations	33	-	(359)
Income before loss on disposition of property and business and cumulative effect of change in accounting principle	17,507	-	17,507
Loss on disposition of property and business, net of minority interest	(67)	-	(67)
Income before cumulative effect of change in accounting principle	17,440	-	17,440
Cumulative effect of change in accounting principle, net of minority interest	-	(321)	(321)
Net Income	17,440	(321)	17,119
Preferred dividends	(3,797)	-	(3,797)
Net income available to common shareholders	$ 13,643	($ 321)	$ 13,322